Rule 424(b)(3)
Registration No. 333-132201

Pricing Supplement dated March 22, 2006
(To Prospectus dated March 7, 2006
and Prospectus Supplement dated March 7, 2006)

TOYOTA MOTOR CREDIT CORPORATION
Medium-Term Notes, Series B - Floating Rate

Capitalized terms used in this Pricing Supplement that are defined in the Prospectus Supplement shall have the meanings assigned to them in the Prospectus Supplement.

CUSIP: 89233PXU5

Principal Amount (in Specified Currency): $25,000,000
Issue Price: 100%
Trade Date: March 22, 2006
Original Issue Date: March 28, 2006
Stated Maturity Date: April 1, 2013

Initial Interest Rate: 5.50%
Interest Payment Period: Monthly
Interest Payment Dates: The first day of each month commencing May 1, 2006

Net Proceeds to Issuer:  100%
Agent's Discount or Commission: 0%
Agent: Morgan Stanley & Co. Incorporated
Agent's Capacity:
	[ ] Agent
	[X] Principal

Calculation Agent: Deutsche Bank Trust Company Americas

Interest Calculation:
[X] Regular Floating Rate Note
[ ] Inverse Floating Rate Note:
	Fixed Interest Rate:
[ ] Floating Rate/Fixed Rate Note:
	Fixed Interest Rate:
	Fixed Rate Commencement Date:

[ ] Other Floating Rate Note
	(See attached)

Interest Rate Basis:
	[ ] CD Rate
	[ ] CMS Rate
	[ ] CMT Rate
	[ ] Commercial Paper Rate
	[ ] Eleventh District Cost of Funds Rate
	[ ] Federal Funds Rate
	[ ] LIBOR Reuters/Page:
	[ ] LIBOR Telerate/Page:
	[ ] Prime Rate
	[ ] Treasury Rate
	[X] Other (see attached)

If CMT:
Designated CMT Maturity Index:
	__ Year(s)
Designated CMT Telerate Page:
	[ ] 7051
	[ ] 7052
If  7052:
	[ ] Week
	[ ] Month

Spread (+/-): See "Additional Terms of the Notes -
Calculation of the Interest Rate for the Notes"
Spread Multiplier: Not Applicable
Index Maturity: Not Applicable
Index Currency: U.S. dollars
Maximum Interest Rate: Not Applicable
Minimum Interest Rate: 0.00%

Initial Interest Reset Date: May 1, 2006
Interest Rate Reset Period: Monthly
Interest Reset Dates: The first day of each month commencing May 1, 2006, with no adjustment
Interest Determination Date: Each Interest Reset Date

Day Count Convention:
	[ ]  30/360
	[ ]  Actual/360
	[X]  Actual/Actual

Business Day Convention
	[X] Following
	[ ] Modified Following

Redemption: The Notes are subject to redemption by TMCC, in whole, at a price equal to 100%, on the Redemption Dates and subject to the notice stated below
Redemption Dates: April 1, 2007 and each Interest Payment Date
	thereafter
Notice of Redemption: The redemption of the Notes is subject to not less than 10 nor more than 60 days' prior notice

Repayment: Not Applicable
Optional Repayment Date(s):
Repayment Price:

Original Issue Discount: No
Total Amount of OID:
Yield to Maturity:
Initial Accrual Period:

Specified Currency: U.S. dollars
Minimum Denominations: $1,000 and $1,000 increments thereafter
Form of Note:
	[X] Book-entry only
	[ ] Certificated


ADDITIONAL TERMS OF THE NOTES
Calculation of the Interest Rate for the Notes

The interest rate for the Notes being offered by this Pricing
Supplement for each Interest Period during the term of the Notes beginning on and after May 1, 2006, will be the rate determined as of the applicable Interest Determination Date pursuant to the following formula:
[(CPIt-CPIt-12) / CPIt-12] + 2.00%
       Where:
CPIt = Current Index Level of CPI (as defined below) and
CPIt-12 = Index Level of CPI 12 months prior to CPIt
In no case, however, will the interest rate for the Notes be less than the Minimum Interest Rate listed on page 1 of this Pricing Supplement.
The interest rate for the Notes during the period beginning March 28,
2006 to but excluding May 1, 2006 will be the Initial Interest Rate, a fixed rate of 5.50% per annum.
CPIt for each Interest Reset Date is the CPI for the third calendar month prior to the calendar month in which such Interest Reset Date occurs, as published and reported, as described below, in the second calendar month prior to the calendar month in which such Interest
Reset Date occurs or as otherwise determined as set forth in this
Pricing Supplement.  For example, for the Interest Period from and including May 1, 2006 to but excluding June 1, 2006, CPIt will be the
CPI for February 2006 and CPIt-12 will be the CPI for February 2005.  The
CPI for February 2006 was published by BLS (as defined below) and reported on Bloomberg Ticker CPURNSA in March 2006 and the CPI for
February 2005 was published and reported in March 2005.
As used herein, "Interest Period" shall be each monthly period from and including the previous Interest Reset Date (except for the first
Interest Period, which shall be from and including the Original Issue
Date) to but excluding the next succeeding Interest Reset Date (except for the last Interest Period, which shall be to but excluding the
Stated Maturity Date).
Consumer Price Index
The amount of interest payable on the Notes on each Interest Payment
Date will be linked to changes in the Consumer Price Index.  The
Consumer Price Index for purposes of the Notes is the non-seasonally adjusted U.S. City Average All Items Consumer Price Index for All
Urban Consumers ("CPI"), published monthly by the Bureau of Labor
Statistics of the U.S. Department of Labor ("BLS") and reported on
Bloomberg Ticker CPURNSA or any successor service, provided, that in certain circumstances the CPI may be determined otherwise by the U.S. Treasury or the Calculation Agent as described below. The BLS makes almost all Consumer Price Index data publicly available.  This information may be accessed electronically on the BLS home page on the internet at http://www.bls.gov/cpi/. The CPI for a particular month is published during the following month.
According to publicly available information provided by the BLS, the
CPI is a measure of the average change in consumer prices over time for a fixed market basket of goods and services, including food, clothing, shelter, fuels, transportation, charges for doctors and dentists services, and drugs.  In calculating the index, price changes for the various items are averaged together with weights that represent their importance in the spending of urban households in the
United States.  The contents of the market basket of goods and services and the weights assigned to the various items are updated periodically by the BLS to take into account changes in consumer expenditure patterns.  The CPI is expressed in relative terms in relation to a time base reference period for which the level is set at
100.0.  The base reference period for the Notes is the 1982-1984 average. For example, with respect to any date of measurement, an increase in a particular month is generally published by BLS during the last two weeks of the following month.  From time to time, the base reference period is changed by the BLS, or "rebased," to a more recent base reference period.
The following table sets forth the CPI from January 2000 to February
2006, as published by the BLS and reported on Bloomberg Ticker CPURNSA:
Month			2006	2005	2004	2003	2002	2001	2000
-----			-----	----	----	----	----	----	----
January			198.3	190.7	185.2	181.7	177.1	175.1	168.8
Februar			198.7	191.8	186.2	183.1	177.8	175.8	169.8
March			 --	193.3	187.4	184.2	178.8	176.2	171.2
April			 --	194.6	188.0	183.8	179.8	176.9	171.3
May			 --	194.4	189.1	183.5	179.8	177.7	171.5
June			 --	194.5	189.7	183.7	179.9	178.0	172.4
July			 --	195.4	189.4	183.9	180.1	177.5	172.8
August			 --	196.4	189.5	184.6	180.7	177.5	172.8
September		 --	198.8	189.9	185.2	181.0	178.3	173.7
October			 --	199.2	190.9	185.0	181.3	177.7	174.0
November		 --	197.6	191.0	184.5	181.3	177.4	174.1
December		 --	196.8	190.3	184.3	180.9	176.7	174.0
This historical data is presented for information purposes only. As stated in Risk Factors below, movements in the CPI that have occurred in the past are not necessarily indicative of changes that may occur in the future. Actual changes in the CPI may be less than or greater than those that have occurred in the past.
Additional Provisions Relating to CPI

If the CPI is not reported on Bloomberg Ticker CPURNSA for a particular month by 3:00 PM on an Interest Determination Date, but has otherwise been published by the BLS, Deutsche Bank Trust Company Americas, in its capacity as the Calculation Agent, will determine the CPI as published by the BLS for such month using a source it deems appropriate, and such determination will be final and binding upon all Noteholders.
Except as otherwise described in this paragraph, if a previously reported CPI for a relevant month is revised by the BLS, the Calculation Agent will use the most recently available value of such CPI in calculating CPIt and CPIt-12 on the applicable Interest Determination Date. In contrast, if the CPI for a relevant month already has been used by the Calculation Agent in calculating CPIt and CPIt-12 on any Interest Determination Date (such CPI, an "Initial CPI"), the Calculation Agent will continue to use the Initial CPI, even if the CPI for such month has subsequently been revised by the BLS. In addition, if a previously reported CPI for a relevant month is revised by the BLS and such revision is made in order to correct a manifest error (as determined in the sole discretion of the Calculation Agent) the Calculation Agent shall in all cases use the revised CPI, even if such CPI already has been used by the Calculation Agent in calculating CPIt and CPIt-12.
The BLS occasionally rebases the CPI. If the CPI is rebased to a different year or period, the base reference period for the Notes will continue to be the 1982-1984 reference period as long as the 1982-1984 CPI continues to be published. If the old-based CPI is not published, the Calculation Agent will calculate inflation using the new-based CPI. The conversion to a new reference base does not affect the measurement of the percentage change in a given index series from one point in time to another, except for rounding differences.
If the CPI is discontinued or if, in the opinion of the BLS, as evidenced by a public release, the CPI is substantially altered, the Calculation Agent will determine the interest rate on the Notes by reference to a substitute index, in its sole discretion, by a computation methodology that the Calculation Agent determines will as closely as reasonably possible replicate the CPI or is another methodology which is in accordance with general market practice at the time. In doing this, the Calculation Agent may (but is not required to) determine the substitute index by selecting any substitute index that is chosen by the Secretary of the Treasury for the Department of the Treasury's Inflation-Linked Treasuries, as described at 62 Federal Register 846-847 (January 6, 1997). Determinations by the Calculation Agent in this regard will be final and binding upon all Noteholders. Rounding
All values used in the interest rate formula for the Notes will be rounded to the nearest fifth decimal place (one-one hundred thousandth of a percentage point), rounding upwards if the sixth decimal place is five or greater (e.g., 9.876555% (or .09876555) would be rounded up to 9.87656% (or .0987656) and 9.876554% (or .09876554) would be rounded down to 9.87655% (or .0987655)). All percentages resulting from any calculation of the interest rate will be rounded to the nearest third decimal place (one thousandth of a percentage point), rounding upwards if the fourth decimal place is five or greater (e.g., 9.8765%
(or .098765) would be rounded up to 9.877% (or .09877) and 9.8764%
(or .098764) would be rounded down to 9.876% (or .09876)). All dollar amounts used in or resulting from such calculation on the Notes will be rounded to the nearest cent (with one-half cent being rounded upward).
RISK FACTORS
Investing in the Notes involves a number of risks, including risks associated with an investment in ordinary floating rate notes. In addition to the risks described in "Risk Factors" on page S-3 of the Prospectus Supplement, the Notes are also subject to other special considerations. An investment in notes indexed to the consumer price index entails significant risks that are not associated with similar investments in conventional floating rate or fixed-rate debt securities. Accordingly, prospective investors should consult their financial and legal advisors as to the risks entailed by an investment in consumer price indexed-linked notes and the suitability of the Notes in light of their particular circumstances.
The Notes Are TMCC Securities and Are Not Obligations of the U.S.
Government.
The Notes are issued by TMCC and are subject to all of the risks of an investment therein. The Notes rank pari passu with all other unsecured and unsubordinated debt of TMCC. Although the Notes are based, with some modifications, on Treasury Inflation-Protection Securities issued by the U.S. Department of the Treasury, the Notes are not issued by, obligations of or guaranteed by the U.S. Government or any entity other than TMCC.

On and After May 1, 2006, the Interest Rate on the Notes May, in Some Cases, Be 0.00%.
Interest payable on the Notes on and after May 1, 2006 is linked to changes in the level of the CPI during twelve-month measurement periods.
If the CPI decreases during a relevant measurement period, which is likely to occur when there is deflation, owners of the Notes may receive interest payments for the related Interest Period equal to the Minimum Interest Rate, which is 0.00%.
On and After May 1, 2006, the Interest Rate on the Notes May Be Below the Rate Otherwise Payable on Similar Fixed or Floating Rate Debt Securities Issued By Us.
The interest rate on the Notes, if below the Initial Interest Rate, is below what we would currently expect to pay as of the date of this pricing supplement if we issued callable senior debt securities with a fixed or floating rate and similar maturity to that of the Notes. Any interest payable will be based upon the difference in the level of the CPI determined as of the measurement dates specified in the formula listed above.
The Historical Levels of the CPI Are Not an Indication of the Future Levels of the CPI and Those Levels May Change Substantially.
The historical levels of the CPI are not an indication of the future levels of the CPI during the term of the Notes. In the past, the CPI has experienced periods of volatility, including on a monthly basis, and such volatility may occur in the future. Fluctuations and trends in the CPI that have occurred in the past are not necessarily indicative, however, of fluctuations that may occur in the future. Holders of the Notes will receive interest payments after May 1, 2006 that will be affected by changes in the CPI. Such changes may be significant. Changes in the CPI are a function of the changes in specified consumer prices over time, which result from the interaction of many factors over which we have no control.
On and After May 1, 2006, the Interest Rate is Based Upon the CPI.
The CPI is Reported by the BLS and TMCC Has No Control Over Its Calculations. The CPI Itself and the Way the BLS Calculates the CPI May Change in the Future or the CPI May No Longer Be Published. These Factors Could Affect the Return on, and Value of, the Notes.
The CPI is reported by the BLS, which is a governmental entity. For that reason, neither TMCC nor the Calculation Agent has any control over the determination, calculation or publication of the CPI. The CPI itself and the way the BLS calculates the CPI may change in the future, and there can be no assurance that the BLS will not change the method by which it calculates the CPI.
The BLS has made many technical and methodological changes to the CPI over the last 25 years and it is likely to continue to do so.
Examples of recent methodological changes include:
	The use of regression models to adjust for the quality improvements in various goods (televisions, personal computers, etc.).
	The introduction of geometric averages to account for consumer substitution within consumer price index categories.
	Changing the housing/shelter formula to improve rental equivalence.
If the CPI is substantially altered (as determined in the sole discretion of the Calculation Agent), a substitute index and methodology may be employed to calculate the interest payable on the Notes as described above.
Changes in the way the CPI is calculated could reduce the level of the CPI and lower the interest payments with respect to the Notes. Accordingly, the amount of interest, if any, payable on the Notes on and after May 1, 2006, and therefore the value of the Notes, may be significantly reduced.
Because the Formula for Calculating Interest on the Notes is Based on Historical CPI Information, Interest Payments Will Reflect a Lag Relative to Current CPI Information.
Because the calculation of interest on the Notes is based on the CPI for the third-preceding and fifteenth-preceding months, for each Interest Period, the interest will reflect a lag relative to the nominal inflation rate as of that Interest Payment Date. For the same reason, subsequently published CPI values may have an impact on the market price of the Notes, particularly during periods of rapid change in the CPI.